EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-208736 and 333-218554) on Form S-8 and the registration statement (No. 333-213035) on Form S-3 of Overseas Shipholding Group, Inc. of our report dated March 27, 2019, with respect to the balance sheets of Alaska Tanker Company, LLC as of December 31, 2018 and 2017, and the related statements of comprehensive income, members’ equity (deficit), and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2018 annual report on Form 10-K/A of Overseas Shipholding Group, Inc. expected to be dated March 29, 2019.

/s/KPMG LLP
Portland, Oregon
March 27, 2019